Mail Stop 3561

February 25, 2010

Stephen S. Langin
Vice President and Chief Financial Officer
Stanadyne Holdings, Inc. & Stanadyne Corporation
92 Deerfield Road
Windsor, CT 06095

Re: Stanadyne Holdings, Inc. & Stanadyne Corporation
File No. 333-124154 & 333-45823, respectively
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended September 30, 2009

Dear Mr. Langin:

We have reviewed your response letter dated February 16, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 23

1. We note your response to our prior comment 4. Please revise future filings to include a tabular disclosure of the factors impacting results of operations similar to that provided in your response.

Form 10-Q For the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 4

2. We note your response to our prior comment 8. Please tell us in further detail information regarding the annual impairment test performed on the U.S. Operations in the fourth quarter of 2009. Specifically, please tell us the key assumptions that were used and the degree by which estimated fair value exceeded carrying value. Please also consider providing similar disclosure in your next filing. Additionally, please tell us how your fourth quarter results compared to your third quarter for sales, net income (loss) and cash flow from operations.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief